UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934

For the month of July 2023

Commission File Number: 000-51694

Perion Network Ltd.
(Translation of registrant's name into English)

1 Azrieli Center, Building A, 4th Floor
26 HaRokmim Street, Holon, Israel 5885849
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): N/A

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): N/A

Explanatory Note

On July 6, 2023, Perion Network Ltd. (the “Registrant” or “Perion”) issued a press release titled “Perion Network Expects 20% YoY Revenue Growth and 40% YoY Increase in Adjusted EBITDA in Second Quarter 2023”. A copy of this press release is furnished as Exhibit 99.1 herewith.

The GAAP financial statements tables contained in the press release attached to this Report on Form 6-K are incorporated by reference into the Registrant’s registration statements on Form F-3 (Files No. 333-254706 and 333-261541) and Form S-8 (File Nos. 333-133968, 333-152010, 333-171781, 333-188714, 333-192376, 333-193145, 333-203641, 333-208278, 333-216494, 333-237196, 333-249846, 333-262260, 333-266928 and 333-272972).

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PERION NETWORK LTD. By: /s/ Maoz Sigron Name: Maoz Sigron Title: Chief Financial Officer

Date: July 6, 2023